 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

Sondors Electric Car Company

(Exact name of issuer as specified in its charter)

Delaware	81-3629581
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

23823 Malibu Road, Suite 50 #129

Malibu, CA 90265

(Full mailing address of principal executive offices)

(310) 487-2028

Issuer’s telephone number, including area code

SONDORS ELECTRIC CAR COMPANY

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (unaudited)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our company,” “us,” and “our” refer to Sondors Electric Car Company.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Overview

We were incorporated in Delaware on August 15, 2016. We were formed to design, develop, manufacture, and sell fully electric three-wheeled vehicles that offer zero tailpipe emissions.

Since our inception, we have been focused on design, development, and engineering of a working prototype, as well as marketing efforts. Our intention is to offer a pre-sales program online and deliver purchased vehicles directly to the customer's door.

Results of Operations for the Six Months Ended June 30, 2019 and 2018

We have not yet generated any revenues, and we do not expect to do so until after completing production tooling and beginning manufacturing of the Model SONDORS.

Advertising and marketing expenses decreased to $55,873 from $96,704 for the six months ended June 30, 2019 and 2018, respectively, primarily due to lower contractor costs and Facebook advertising costs.

Design and development expenses decreased to $8,301 from $69,322 for the six months ended June 30, 2019 and 2018, respectively, primarily due to our initial prototype being completed in 2017.

General and administrative expenses decreased to $51,086 from $178,401 for the six months ended June 30, 2019 and 2018, respectively, primarily due to lower consultant costs.

As a result, the Company’s net loss decreased to $115,260 from $344,427 for the six months ended June 30, 2019 and 2018, respectively.

Liquidity and Capital Resources

We have an accumulated deficit at June 30, 2019 of $1,553,616. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our obligations. At June 30, 2019, the Company had cash of $180,614. The Company intends to raise additional funds through debt and/or equity financing.

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Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2019	2018
Net cash (used in) provided by:
Operating activities	$(104,158)	$(125,935)
Financing activities	$69,694	$262,956

Operating Activities

Cash used in operating activities decreased to $104,158 from $125,935 for the six months ended June 30, 2019 and 2018, respectively. The decrease was primarily due to a lower net loss, partially offset by changes in working capital.

Financing Activities

Cash provided by financing activities decreased to $69,694 from $262,956 for the six months ended June 30, 2019 and 2018, respectively. The decrease was primarily due to no issuance of common stock for cash.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits 2

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report for the period ended December 31, 2017 filed with its Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that can be expected for the year ending December 31, 2019.

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SONDORS ELECTRIC CAR COMPANY

BALANCE SHEETS

(UNAUDITED)

	June 30, 2019	December 31, 2018
ASSETS

Current Assets
Cash and equivalents	$180,884	$229,578
Total Current Assets	180,884	229,578

Total Assets	$180,884	$229,578

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accrued Liabilities	$1600	$3909
Notes payable – related party	141,204	71,511
Customer Deposits	181,606	182,424
Total Current Liabilities	324,410	257,844

Commitments and Contingencies (Note 5)

Stockholders’ Equity (Deficit)
Common stock: 10,000,000 shares authorized; $0.0001 par value; 2,802,803 and 2,796,239 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	280	280
Additional paid-in capital	1,409,810	1,409,810
Subscription receivable	(0)	(0)
Accumulated deficit	(1,553,616)	(1,438,356)
Total Stockholders’ Equity (Deficit)	(143,526)	(28,266)
Total Liabilities and Stockholders’ Equity (Deficit)	$180,884	$299,578

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS ELECTRIC CAR COMPANY

STATEMENT OF OPERATIONS

(UNAUDITED)

	Six Months Ended June 30,
	2019	2018
Revenue	$—	$—

Operating Expenses:
Advertising and marketing	55,873	35,110
Design and development	8,301	37,916
General and administrative	51,086	73,370
Total Operating Expenses	115,260	146,396
Operating Loss	(115,260)	(146,396)

Other Income
Interest income		39
Net Loss	$(115,260)	$(146,357)

Net Loss per Common Share – Basic and Diluted:	$(0.04)	$(0.05)
Weighted Average Common Shares Outstanding – Basic and Diluted	2,802,149	2,,801,484

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS ELECTRIC CAR COMPANY

STATEMENT OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net loss	$(115,260)	$(146,357)
Adjustments to reconcile net loss to cash flows used in operating activities:
Fair value of services provided		18,000
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	11,102	2,422
Net cash used in operating activities	(104,158)	(125,935)

Cash flows from financing activities:
Common stock issued for cash	—	297,727
Offering costs	—	(14,749)
Proceeds from related party notes payable	69,694	-
Repayments of related party notes payable	—	(20,022)
Net cash provided by financing activities	69,694	262,956

Decrease in cash and cash equivalents	(34,464)	137,201
Cash and cash equivalents, beginning of period	215,078	62,172
Cash and cash equivalents, end of period	$180,614	$199,193

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS ELECTRIC CAR COMPANY

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

(UNAUDITED)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders’ Equity (Deficit)
Balance at December 31, 2018	2,802,803	$280	$1,409,810	$—	$(1,438,356)	$(28,266)
Common stock issued for cash	—	—	—	—	—	—
Offering costs	—	—	—	—	—	—
Fair value of services provided	—	—	—	—	—	—
Net loss	—	—	—	—	(115,260)	(115,260)
Balance at June 30, 2019	2,802,803	$280	$1,409,810	$(0)	$(1,553,616)	$(143,526)

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS ELECTRIC CAR COMPANY

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Sondors Electric Car Company (which may be referred to as "Sondors," the "Company," "we," "us," or "our") was incorporated on August 15, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Malibu, California.

The Company was formed to design, develop, manufacture, and sell fully electric three-wheeled vehicles that offer zero tailpipe emissions. The Company also intends to provide customer service and technical support for its electric vehicles. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

Basis of Presentation

Sondors Electric Car Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the period ended December 31, 2018 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal period ended December 31, 2018 included within the Company’s Form 1-A as filed with the Securities and Exchange Commission.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $1,438,356 as of December 31, 2018. Losses are expected to continue until such time the Company can design, produce, and sell its product offerings. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

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Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2019 and December 31, 2018. Fair values of the Company’s financial instruments were assumed to approximate carrying values because of the instruments’ short-term nature.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company’s product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in electric automobile technology and infrastructure, manufacturing capabilities, supply chain delays, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equity Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. No offering costs were capitalized as of June 30, 2019 and December 31, 2018. Offering costs of $0 and $14,749 were charged to stockholders’ equity during the six months ended June 30, 2019 and 2018, respectively.

Revenue Recognition

The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

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The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Design and Development Costs

The Company incurs costs during the process of designing and developing its three-wheeled electric vehicle. Design and developments costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended June 30, 2019 and 2018, the Company had no dilutive securities outstanding.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates (“ASUs”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of the ASC. The Company believes those updates issued-to-date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2019 and 2018, the Company repaid $0 and $20,022, respectively, against related party notes payable with the Chief Executive Officer and related entities. The notes are due on demand and carry no interest. As of June 30, 2019 and 2018, the outstanding balance on the related party notes payable was $141,204 and $71,008 respectively, and was included in the accompanying balance sheet.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 6 - STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized 10,000,000 shares of common stock with $0.0001 par value, of which 2,802,803 and 2,802,803 shares were outstanding as of June 30, 2019 and December 31, 2018 respectively. During the six months ended June 30, 2019, the Company issued 0 shares of common stock for $0 and recognized offering costs of $0.

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Contributed Capital

The Company’s founder and Chief Executive Officer does not currently receive compensation for his services under an employment contract. The Company has recognized as contributed capital, what it believes to be the fair value of services provided ($0), due to the significant time required in the development and engineering processes.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2019 through February 24, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

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ITEM 4. EXHIBITS

Exhibit No.	Exhibit Description
1.0*	Posting Agreement with StartEngine Crowdfunding, Inc.
2.1*	Certificate of Incorporation
2.2*	Bylaws
4.1*	Form of Subscription Agreement
6.1*	Torino Design EV Vehicle Development Agreement

Notes:

* Previously filed

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	Sondors Electric Car Company

Date: February 24th, 2020	By:	/s/ Storm Sondors
Storm Sondors
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: February 24th, 2020	By:	/s/ Storm Sondors
Storm Sondors
Chief Executive Officer and Director

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